UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Southwest Iowa Renewable Energy, LLC

File No. 0-53041 - CF#25702

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Southwest Iowa Renewable Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on August 31, 2010, as amended on Form 8-K/A filed on January 12, 2011.

Based on representations by Southwest Iowa Renewable Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through 08/25/2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director